September 10, 2018

Ram Venkat
Chief Financial Officer
Elegance Spirits, Inc.
8500 Wilshire Blvd, suite 700B
Beverly Hills, CA 90211

       Re: Elegance Spirits, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed September 5, 2018
           File No. 024-10879

Dear Mr. Venkat:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2018 letter.

Form 1-A/A filed September 5, 2018

Financial Statements
General, page 51

1. Please revise to include an updated independent auditor's consent. Index to Exhibits, page 61

2. We note your response to comment 4. As previously requested, please file your purchase agreement for the intellectual property of Elegance Vodka and the manufacturing
 Ram Venkat
Elegance Spirits, Inc.
September 10, 2018
Page 2
       agreement with Australian Boutique Spirits Pty Ltd as exhibits. Refer to
Item 17.6 of
       Form 1-A.
3. We note your response to comment 5. It appears that the roadshow deck included on the portal is a written communication being used under Rule 255. Please file the roadshow deck as part of your exhibit 17.13. Refer to Item 17.13 of Form 1-A.
4. We note your response to comment 6. Please also delete the references to a right of first refusal on pages 22, 35, and 60.
5. We note in your response to comment 7. However, your subscription agreement still contains a waiver of the right to a jury trial and an exclusive forum provision. Please delete as indicated in your response letter or advise.
       You may contact Raj Rajan at 202-551-3388 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

FirstName LastNameRam Venkat                                 Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameElegance Spirits, Inc.
                                                             Mining
September 10, 2018 Page 2
cc:       Jillian Sidoti
FirstName LastName